EXHIBIT 99.1

PRESS RELEASE

Banro and the Bangu Bangu-Salamabila Community of Namoya in the
Maneima Province of D. R. Congo Sign a Memorandum of Understanding

Toronto, Canada – November 6, 2014 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that it has signed a Memorandum of Understanding (the "MOU") with the community of the Bangu Bangu - Salamabila administrative sector of Maniema Province, Democratic Republic of the Congo (the “DRC”), where Banro’s Namoya mine operates.

The MOU was signed recently by Banro and the Bangu Bangu - Salamabila Sector administrative head, the traditional leaders of the sector, and the head of the local civil society chapter on behalf of the community. The signing ceremony was attended by the Governor of Maniema Province, his Excellency Tutu Salumu, the National Senator for the area, Senator Mulaila Thenga Thekys, and community representatives of the sector. The MOU sets out the aspirations of the community for projects intended to improve education, health, infrastructure, sustainable economic development and employment prospects of the area. As well, the MOU details Banro’s commitment to provide resources and funding to undertake these projects. Banro will pay $1 into the community development fund for every ounce of gold produced by the Namoya mine, together with a contribution of 1% of net profits generated by gold sales from gold produced at the Namoya mine, after capital and taxes once the mine is profitable.

The MOU was the product of consultations between community representatives and Banro during 2013 and 2014. The community was represented by a full spectrum of local interest groups including traditional leaders, civil society, artisanal miners, and women’s and youth constituencies, under the leadership of the provincial administrative head for the sector, and the Governor’s office monitored proceedings through representatives from the provincial capital, Kindu.

Under the terms of the MOU, the Banro Foundation (Banro’s registered DRC charity) will deliver the funding and provide project management.  Since 2005, the Banro Foundation has delivered major social infrastructure projects such as schools, health clinics, potable water projects, community facilities and roads and bridges with the goal of continually enhancing the quality of life and economic opportunities for the tens of thousands of people living in and near sites where Banro operates.

“The MOU represents a significant milestone for both Banro and the Namoya community and signifies cooperation and collaboration toward the generation of projects beneficial to both the Company and the community,” commented CEO John Clarke.

 Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.